Exhibit 12.2
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
The following table sets forth Lamar Media’s ratio of earnings to fixed charges for the periods indicted.

	YEARS ENDED DECEMBER 31,					September 30,
(dollars in thousands)	2005	2006	2007	2008	2009(2)	2010(2)	2009(2)
Net income (loss)	$47,470	$43,279	$45,551	$10,360	$(55,823)	$(32,905)	$(37,175)
Income tax expense (benefit)	35,488	34,520	37,283	14,487	(36,146)	(18,820)	(23,395)
Fixed charges	137,889	171,686	224,932	230,078	263,011	192,100	193,677

Earnings	220,847	249,485	307,766	254,925	171,042	140,375	133,107

Interest expense, net	80,345	109,806	158,609	156,716	191,455	141,006	139,608
Rent under leases representative of an interest factor (1/3)	57,544	61,880	66,323	73,362	71,556	51,094	54,069
Preferred dividends	0	0	0	0	0	0	0

Fixed Charges	137,889	171,686	224,932	230,078	263,011	192,100	193,677

Ratio of earnings to fixed charges	1.6x	1.5x	1.4x	1.1x	0.7x	0.7x	0.7x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expenses, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.

(2)	For the year ended December 31, 2009 and the nine months ended September 30, 2010 and 2009, earnings were insufficient to cover fixed charges by $92.0 million, $51.7 million and $60.6 million, respectively.